SIDLEY AUSTIN BROWN & WOOD LLP

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TELEPHONE 212 839 5300
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www.sidley.com

FOUNDED 1866

BEIJING
GENEVA
[redacted]

05007950

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

WRITER'S DIRECT NUMBER
212-839-5825

WRITER'S E-MAIL ADDRESS
MWHEELER@SIDLEY.COM

May 2, 2005

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 3-2
Washington, D.C. 20549

RECEIVED
MAY 02 2005

SUPPL

Re: Rule 12g3-2(b) Filing Requirements for
G.Acción, S.A. de C.V. (the "Issuer")
<u>File No. 82-4590</u>

Ladies and Gentlemen:

Pursuant to the filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), on behalf of the Issuer, enclosed please find a copy of the following document:

1. Press Release regarding the Issuer's financial results for the first quarter of fiscal year 2005.

This Information Memorandum is being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger delivering the package. As always, please do not hesitate to contact me with any further questions or comments you may have at (212) 839-5825.

Very truly yours,

Michael K. Wheeler

Michael K. Wheeler

Enclosure

cc: (w/o Enclosure) Jorge Girault Facha (G.Acción, S.A. de C.V.)
Lori Anne Czepiel

NY1 5698117v.2

Primer Trimestre 2005

G.ACCION

Ciudad de México, 28 de Abril de 2005



Corporativo Daimler

G. Acción S.A. de C.V. ("G. Acción" o "la Compañía") (BMV: GACCIONB, OTC: GACCIB), *empresa mexicana líder especializada en canalizar inversiones* institucionales en el sector inmobiliario mexicano, anunció hoy los resultados del primer trimestre, terminado el 31 de marzo de 2005. Todas las cifras fueron preparadas de acuerdo a los principios de contabilidad generalmente aceptados en México y representan pesos constantes ("Ps.") al 31 de marzo de 2005. Debido al redondeo de decimales, los números y/o porcentajes pueden variar un poco.

Aspectos Relevantes

- **Se finalizó la Oferta Pública de Compra de G. Acción por parte de AMB Property Corp, Kimco Realty Co., y accionistas Mexicanos, obteniendo así el 99.93% del control de las acciones de G.Acción.**
- **Los ingresos por ventas del primer trimestre** alcanzaron Ps. 37 millones.
- La **razón de cobertura** de intereses netos alcanzó 1.83x para los primeros tres meses terminados el 31 de marzo de 2005 y la cobertura de servicio de deuda (intereses + capital) fue de 1.38x
- El **portafolio de propiedades rentables** que administra la empresa creció **15% alcanzando más de 844 mil M^2** comparado contra 730 mil M^2 reportado durante el mismo periodo terminado el 31 de marzo de 2004.

Mensaje del Director General

El primer cuarto del 2005 ha resultado en una nueva reestructura de capital de G.Acción, donde AMB Property Corp. ("AMB"), Kimco Realty Co. ("Kimco"), y un grupo de accionistas mexicanos privados comandaron la reestructura de la empresa, con miras a *despistarse del mercado de capitales.*

The Peabody Group, fondo inmobiliario que invirtió en la empresa desde Julio de 1999, que fundó las bases para la nueva etapa de la empresa, ha sido substituido por AMB, siendo así el accionista mayoritario, quien junto con Kimco y ciertos accionistas Mexicanos se mantiene el control de la empresa, sumando el 99.93%.

Creemos que esta nueva etapa está llena de retos y oportunidades que pretendemos capitalizar y aprovechar para llevar a G.Acción a un nuevo nivel en el sector inmobiliario en México.

Seguiremos invirtiendo de manera importante en los cuatro sectores inmobiliarios: industrial, residencial, oficinas y centros comerciales.

Contactos:

<u>En Mexico:</u>
Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825

Paola Ortiz Machain
portiz@accion.com.mx
Tel: (52) 55-5081-0834

<u>En Nueva York:</u>
Maria Barona
mbarona@i-advize.com
Tel: 212-406-3691



Corporativo Sony

Resultados del Primer Trimestre 2005

INGRESOS

Los ***Ingresos por arrendamiento*** disminuyeron un 70% durante el trimestre alcanzando Ps. 39 millones contra Ps. 131 millones reportados durante el primer trimestre de 2004, debido principalmente a la venta del portafolio industrial.

Ingresos por ventas alcanzaron Ps. 37 millones, un 98% de incremento, reflejando la venta de vivienda principalmente.

Durante el primer trimestre terminado el 31 de marzo de 2005, los ***ingresos derivados de servicios*** alcanzaron Ps. 26 millones, contra Ps. 25 millones reportados durante el mismo periodo de 2004, reflejando los ingresos derivados de nuestras alianzas estratégicas y la administración del portafolio industrial que vendimos el año pasado.

Como resultado de los eventos previamente mencionados, los ***ingresos totales*** de la Compañía disminuyeron 42%, pasando de Ps. 175 millones reportados durante el mismo periodo de 2004 a Ps. 102 millones reportados durante el trimestre en discusión.

UTILIDAD BRUTA

La utilidad bruta para el primer trimestre de 2005 fue de Ps. 46 millones, cifra 64% menor a los Ps. 127 millones reportados durante el mismo trimestre de 2004.

GASTOS DE ADMINISTRACION

Los gastos de administración, que incluyen sueldos y salarios pagados al personal técnico y administrativo, así como gastos corporativos de la empresa y sus subsidiarias, fueron de Ps. 13 millones, permaneciendo ligeramente sin cambio alguno en comparación con el mismo periodo de 2004.

EBITDA

Como resultado de lo anterior, el EBITDA[1] para el primer trimestre de 2005 alcanzó Ps. 33 millones, un decremento del 71% comparado con Ps. 112 millones reportados durante el mismo trimestre de 2004.

DEPRECIACION Y AMORTIZACION

Los gastos por depreciación disminuyeron 41%, registrando Ps. 17 millones comparado con Ps. 29 millones reportados en el mismo periodo de 2004.

Los gastos de amortización, que reflejan gastos en comisiones de ventas y arrendamiento, fueron de Ps. 3 millones.

COSTO INTEGRAL DE FINANCIAMIENTO

Los intereses netos pagados fueron de Ps 17.8 millones, una disminución del 78% debido a una reducción de deuda por la venta del portafolio industrial de la compañía el año pasado. Debido a la fluctuación cambiaria por el fortalecimiento del peso frente al dólar americano y efectos inflacionarios, el costo integral de financiamiento resultó en Ps 18 millones.

[1] EBITDA - Utilidad antes de intereses, impuestos, depreciación y amortización



Centro de Acopio
Procter & Gamble

INGRESO (PERDIDA) NETO
Como conclusión de lo anterior, la pérdida neta del trimestre fue de Ps. 4 millones.

INFORMACION POR ACCION
Número total de acciones en circulación: 125,540,698
EBITDA por acción (3M): Ps. 0.26
UPA: Ps. 0.03

EVENTOS CORPORATIVOS

- G. Acción anuncia que ha sido informada que en la Oferta Pública de Compra presentada por Headlands New Eagle Holding S. à r.l., Kimex TRS Investment, Inc., Accion Management Team, S.A. de C.V., Consultora Diamante Uno, S.A. de C.V. y Consultora Ibaroso, S.A. de C.V. (conjuntamente los "Oferentes"), hasta por 28,296,997 acciones ordinarias, nominativas, de la Serie B, sin expresión de valor nominal, representativas de aproximadamente el 22.54% del capital social de G.Acción, S.A. de C.V. ("G.Acción" o la "Sociedad"), se ofrecieron incondicionalmente en venta 28,203,024 acciones, que representan aproximadamente el 22.47% del capital social suscrito y pagado de G. Acción, cumpliendo así con las condiciones a las que se sujetaba la Oferta Pública de Compra.

- Asimismo, de conformidad con el Folleto Informativo, los Oferentes nos ha informado que el precio de compra por acción en la Oferta Pública de Compra es de $0.85 dólares por acción para aquellas acciones a liquidarse en dólares y de $9.44121 pesos por acción para aquellas acciones que van a ser liquidadas en pesos moneda nacional, tomando un tipo de cambio de $11.1073 pesos por un dólar. En virtud de lo anterior, el monto a ser liquidado en dólares en la Oferta Pública de Compra asciende a la cantidad de $14,723,829 dólares; y el monto a ser liquidado en pesos asciende a la cantidad de $102,728,598 pesos. Dichos montos serán liquidados a los accionistas en los términos señalados en el Folleto Informativo.

PORTAFOLIO DE PROPIEDADES

Al 31 de marzo de 2005, el portafolio que administra la Compañía creció 15% pasando de 730 mil M^2 reportados el 31 de marzo de 2004 a 844 mil M^2 al 31 de marzo de 2005, como resultado del crecimiento en el área industrial y la venta de algunas oficinas.

La siguiente tabla desglosa el portafolio de propiedades que administra la Compañía al 31 de marzo de 2005:


Edificio Torre Angel

Propiedad / Mercado	M²	Sq. Ft.	Número de Edificios
JONES LANG LASALLE			
INDUSTRIAL			
Estado de México	41,716	449,028	1
Guadalajara	66,079	711,264	4
Hermosillo	17,467	188,018	1
Cd. Juárez	96,642	1,040,244	12
Matamoros	9,936	106,950	3
Monterrey	68,996	742,667	4
Querétaro	87,306	939,754	9
Reynosa	50,650	545,192	8
Saltillo	10,425	112,214	1
Tijuana	34,382	370,084	5
Chihuahua	20,251	217,983	1
Torreón	5,970	64,260	1
Cuautitlán	12,000	129,167	1
Distrito Federal	9,745	104,894	1
TOTAL JLL	**531,565**	**5,721,718**	**52**
ASOCIACIONES ESTRATEGICAS DE GACCION			
Con AMB* **			
Guadalajara	63,832	687,084	5
Estado de México	141,474	1,522,818	5
Distrito Federal	12,256	131,922	1
TOTAL AMB	**217,562**	**2,341,817**	**11**
Con KIMCO (1)			
Cd. Juárez	21,932	236,074	1
TOTAL KIMCO	**21,932**	**236,074**	**1**
Total Asociac. Estrat.	**239,494**	**2,577,891**	**12**
GACCION			
OFICINAS			
Estado de México	2,500	26,910	1
Distrito Federal	81,790	880,380	7
TOTAL OFICINAS	**84,290**	**907,290**	**8**
CENTROS COMERCIALES			
Centro Insurgentes**	17,166	184,773	1
La Plaza Oriente	478	5,143	1
Pabellón Altavista	3,385	36,433	1
TOTAL COMERCIAL	**21,029**	**226,349**	**3**
TOTAL G.ACCION	**105,319**	**1,133,644**	**11**
TOTAL	**876,378**	**9,432,253**	**75**

RESERVA TERRITORIAL		
Parque Opción (1ª Parte)	174 has.	430 acres
Santa Fe V (Reserva)	17,791 M^2	191,500 SqFt
Santa Fe VI (Reserva)	4,831 M^2	52,000 SqFt

Nota: Se incluyen propiedades controladas con AMB
** G. Acción es dueña y administra el 20% del área rentable
*** Incluye co-inversión con AMB. G. Acción es dueña del 10% y tiene a su cargo la administración
(1) G. Acción es dueña del 10%, el 90% restante es de Kimco

La siguiente tabla desglosa la ocupación por sectores y la ocupación total comparada con el mismo perido del 2005

OCUPACIÓN POR SECTORES AL 31 DE MARZO DE 2005	
Portafolio Industrial	86 %
Portafolio Oficinas	94 %
Portafolio Comercial	88 %
Portafolio Total de Propiedades	87 %

TABLA 2 – RESUMEN AL 1T05*			
	1T05*	**1T04**	**Cambio %**
Nivel Total de Ocupación	**87%**	**95%**	**(8%)**
Portafolio Total de Propiedades*	**874,880****	**739,250****	**18%**

* Incluye Centro Insurgentes
**Cifras en M^2.

TABLA 3 – PROMEDIO PONDERADO DE CONTRATOS DE ARRENDAMIENTO	
	31 de marzo de 2004
Portafolio de Oficinas	4.42 años
Portafolio Industrial	5.08 años
Portafolio Total de Propiedades	4.31 años

RESUMEN DE DEUDA AL 31 DE MARZO DE 2005

La deuda de largo plazo de la Compañía decreció 1.44% respecto al trimestre anterior (dic 2004), reflejando el financiamiento requerido para implementar la estrategia corporativa de G. Acción. Las propiedades de G. Acción tienen la capacidad de cumplir con sus respectivos servicios de deuda y mantener rendimientos atractivos sobre capital invertido.

El total de la deuda que G. Acción consolida, está ligada a cada propiedad especifica y sus respectivos contratos de arrendamiento. Durante los primeros tres meses del 2005, la razón de cobertura de intereses netos es de 1.83x reflejando la

capacidad de G. Acción de cumplir con sus obligaciones. Al 31 de marzo de 2005, el costo ponderado promedio de la deuda bancaria es de 7.55% considerando el nivel de las tasa al 31 de marzo del 2005.

Tabla 4 - Deuda (Cifras al 31 de marzo de 2005)

Institución	Moneda	Capital
GE Capital	US $	67,313,372
Inverlat	US $	3,040,835
Banorte	US $	7,889,198
Total Deuda (US$)		**78,243,405**

Institución	Moneda	Capital
Bancomer	Mx. Ps.	13,975,595

Crédito Puente para desarrollo del Sector Vivienda (Corto Plazo).

Institución	Moneda	Capital
Bancomer	Mx. Ps.	56,482,268
Santander	Mx. Ps.	12,031,590
Total Deuda (Mx. Ps.$)		**68,513,858**

A través de nuestra asociación estratégica con AMB, donde G. Acción tiene un 10% de participación, se tiene contratada deuda a largo plazo que desglosamos de la siguiente manera:

Institución	Moneda	Capital
GE Capital	US $	16,197,065*

*G. Acción 10% de participación

SOBRE LA COMPAÑIA

G. Acción es la empresa pública inmobiliaria líder en México, con un gran portafolio de propiedades corporativas e industriales, rentado bajo contratos denominados en dólares especializada en canalizar inversiones institucionales en el sector inmobiliario mexicano. La visión de la Compañía es la de proveer soluciones inmobiliarias en México, habilitando el producto adecuado a las necesidades de la demanda proveniente de empresas nacionales y multinacionales, así como requerimientos actuales del mercado en los diferentes nichos del sector inmobiliario.

****

Los Estados Financieros incluidos en este reporte referentes a la perspectiva de la Compañía y a los resultados financieros y operativos anticipados, referentes al crecimiento potencial de la Compañía, constituyen estados financieros estimados y están basados en las expectativas de la administración acerca del futuro de la Compañía. Estas expectativas pueden variar acorde al comportamiento del mercado, el desempeño de la economía nacional, los mercados internacionales e industriales, por lo que están sujetos a cambios.

ESTADO DE RESULTADOS

	Cuarto Trimestre		
	31-Mzo-05 *US$ Miles**	31-Mzo-05 **Ps. Miles**	31-Mzo-04 **Ps. Miles**
Ingresos Operacionales			
Arrendamiento	3,477	38,769	131,221
Ventas de Propiedades	3,309	36,895	18,576
Servicios a Terceros	2,356	26,273	25,174
Vta de prop. Ind. y utilidad en vta de acciones	0	-	-
Ingresos Totales	9,142	**101,937**	**174,971**
Costos			
Arrendamiento			
Impuesto Predial	431	4,808	13,347
Mantenimiento	225	2,513	1,633
Otros	65	728	2,798
Sub Arrendamiento	722	8,049	17,778
Construcción y ventas	3,189	35,560	12,862
Servicio a Terceros	1,115	12,434	16,732
Por venta de prop. Industriales	0	-	-
Costos Totales	5,026	56,043	47,372
Utilidad Bruta	4,116	**45,894**	**127,599**
Gastos de Operación			
Gastos de Administración	1,174	13,092	15,036
Gastos de Ventas	0		-
EBITDA	2,942	**32,802**	**112,563**
Depreciación	1,546	17,240	29,264
Amortización	264	2,944	6,862
Rva baja de valor de propiedades		0	
Rva baja de valor de acciones		0	-
Utilidad de Operación	1,132	**12,618**	**76,437**
CIF			
Intereses Pagados	1,847	20,592	83,432
Intereses Ganados	(236)	(2,629)	(1,050)
Pérdida Cambiaria	279	3,115	(38,562)
Posición Monetaria	(199)	(2,218)	(51,232)
	1,691	**18,860**	**(7,413)**
Otros Gastos (Ingresos)	(352)	(3,923)	(6,197)
Utilidad antes de impuestos	(208)	**(2,319)**	**90,047**
Rva para baja de valor de prop.			
Provisiones por:			
ISR	0	-	-
Impuestos Diferidos	0	-	25,124
IMPAC	761	8,488	7,293
Utilidad antes de part. afiliadas	(969)	**(10,807)**	**57,630**
Ajuste al valor de los activos			
Part. en utilidades de comp asociadas	337	3,753	1,435
Interés minoritario	244	2,725	(3,760)
Utilidad / Pérdida Neta	(388)	**(4,329)**	**55,305**

BALANCE GENERAL

	Terminado el 31 de Marzo de 2005			
	2005 (US$ Miles)	**2005 (Ps. Miles)**		**4T 04 (Ps. Miles)**
ACTIVO				
Circulante:				
Efectivo y valores realizables	16,639	183,024		184,140
Cuentas por cobrar	18,825	207,074		208,337
Compañías relacionadas	6,231	68,544		68,962
Inventarios de vivienda	27,893	306,827		308,698
Pagos anticipados	2,214	24,358		24,507
Total Activo Circulante	**71,802**	**789,827**		**794,644**
Fijo:				
Inversiones en acciones afiliadas	4,564	50,208		50,514
Inversiones en fideicomisos	1,758	19,342		19,460
Propiedades destinadas arrendam	148,201	1,630,210		1,640,155
Inmuebles y eqpo neto	11,495	126,447		127,219
Otros activos	6,319	69,509		69,933
Impuesto pagado por anticipado	14,645	161,097		162,079
TOTAL ACTIVO	**258,785**	**2,846,640**		**2,864,004**
PASIVO				
Circulante:				
Bancos y deuda circulante LP	6,660	75,255		74,421
Otras ctas por pagar y pasivos acum	12,841	145,099		189,552
Afiliadas	13,866	156,681		48,379
Depósitos en garantía	5,466	61,761		62,059
ISR por pagar	-	-		
Impuestos diferidos por pagar	0			0
Pasivo por arrendamiento	7,279	82,255		87,048
Total Pasivo Circulante	**46,111**	**521,051**		**461,459**
LP:				
Deudas de LP	88,105	995,588		1,010,114
Impuesto diferido por pagar	11,065	125,030		116,600
Obligaciones convertibles Peabody	0	-		0
TOTAL PASIVO	**145,280**	**1,641,669**		**1,588,173**
Capital Social	5,058	57,154		57,503
Actualizaciones de capital social	14,411	162,841		162,493
Prima en emisión de acciones	93,906	1,061,140		1,061,140
Opciones convertibles	0			
Rev para recompra de acciones	12,102	133,119		
Utilidad/Pérdida del periodo	(1,047)	(11,835)		121,343
Utilidad/Pérdida acumulada	(16,994)	(192,029)		(197,636)
Resultado diferido acumulado	6,196	70,012		70,012
ISR diferido acumulado	0			
Interés minoritario	6,744	76,208		977
Efecto de conversión				
TOTAL DE INVERSION DE ACCIONISTAS	**120,375**	**1,356,610**		**1,275,832**
TOTA PASIVOS E INVERSION DE ACCIONISTAS	**265,656**	**2,998,279**		**2,864,005**

Tipo de cambio utilizado para Activos US$ 1.00 = Ps. 11.00

First Quarter 2005

Mexico City, April 28, 2005



Daimler Headquarters

G. Accion S.A. de C.V. ("G. Accion" or "the Company" (BMV: GACCIONB, OTC: GACCIB), one of Mexico's leading real estate companies, specializing in the allocation of institutional investments in the real estate market, announced today its results for the first quarter of 2005, ended March 31, 2005. All figures are stated in accordance with generally-accepted accounting principles in Mexico and are in constant pesos (Ps.) as of March 31, 2005. Due to rounding, some figures and/or percentages may differ.

Highlights

- **Successful**
- **Tender Offer** for the purchase of G.Accion by AMB Property Corp, Kimco Realty Co., and Mexican shareholders, who obtained a 99.93% stake in the Company.
- **Revenue from sales for the first quarter** reached Ps. 37 million.
- **Net interest coverage ratio** reached **1.83x** for the first three months of 2005 ended March 31, 2005 with a debt coverage service (interest + capital) of **1.38x**.
- G.Accion's **property portfolio available for leasing** grew **15% reaching over 9.1 million sq. ft** compared to 7.8 million sq. ft reported for the same period ended March 31, 2004.

Statement from the CEO

The first quarter of 2005 resulted in a new capital structure for G.Accion, whereby AMB Property Corp. ("AMB"), Kimco Realty Co. ("Kimco"), and a group of private Mexican investors led the Company's restructuring, and resulted in the Company's delisting from the capital markets.

The Peabody Group, the real estate fund that has invested in the Company since July 1999, which created the foundation for the new stage in the Company's life was replaced by AMB, becoming the majority shareholder that, together with Kimco and certain Mexican investors maintained control of the Company, reaching 99.9%.

We believe that this new stage is full of challenges and opportunities that we hope to capitalize on and take advantage of to take G.Accion to a new level in the Mexican real estate market.

We will continue to invest significantly in the four real estate sectors: industrial, residential, office and commercial.

Contacts:

In Mexico:
Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825

Paola Ortiz Machain
portiz@accion.com.mx
Tel: (52) 55-5081-0834

In New York:
Maria Barona
mbarona@i-advize.com
Tel: 212-406-3690


Sony Headquarters

First Quarter 2005 Results

REVENUES

Revenues from leasing activity decreased 70% during the quarter, reaching Ps. 39 million compared to Ps. 131 million reported for the first quarter of 2004, mainly due to the sale of the industrial portfolio.

Revenue from sales reached Ps. 37 million, a 98% increase, mainly reflecting home sales.

During the first quarter ended March 31, 2005, **revenue from services to third parties** reached Ps. 26 million, compared to Ps. 25 million reported for the same period of 2004, reflecting the revenues derived from the Company's strategic alliances and the management of the industrial portfolio, which was sold last year.

As a result of the aforementioned events, **total revenues** decreased 42%, from Ps. 175 million in the first quarter of 2004 to Ps. 102 million for the first quarter of 2005.

GROSS INCOME

Gross income for the first quarter of 2005 was Ps. 46 million, 64% lower than the Ps. 127 million reported for the same quarter of 2004.

SG&A EXPENSES

Selling, general and administrative expenses, including wages and salaries paid to technical and administrative personnel, as well as corporate expenses for the Company and its subsidiaries, were Ps. 13 million, remaining flat compared to the same period of 2004.

EBITDA

As a result of the above, EBITDA[1] for the first quarter of 2005 reached Ps. 33 million, a decrease of 71% compared to Ps. 112 million reported during the same quarter of 2004.

DEPRECIATION AND AMORTIZATION

Depreciation expenses decreased 41%, reaching Ps. 17 million compared to Ps. 29 million reported in the same period of 2004.

Amortization expenses, which reflect sales commissions and leasing were Ps. 3 million.

COMPREHENSIVE COST OF FINANCING

Net interest was Ps 17.8 million, a decrease of 78% due to a reduction of debt from the sale of the industrial portfolio last year. Due to the volatility of the exchange rate from the strengthening of the peso versus the U.S. dollar, as well as inflationary effects, comprehensive cost of financing reached Ps. 18 million.

[1] EBITDA – *Earnings before interest, taxes, depreciation and amortization.*



Procter & Gamble

NET INCOME (LOSS)

As a result of the above, the Company reported a net income loss of Ps. 4 million for the quarter.

PER SHARE INFORMATION

Total number of shares outstanding: 125,540,698
EBITDA per share (3M): Ps. 0.26
EPS: Ps. 0.03

CORPORATE EVENTS

- G. Accion announced that it had been informed by Headlands New Eagle Holding S. à r.l., Kimex TRS Investment, Inc., Accion Management Team, S.A. de C.V., Consultora Diamante Uno, S.A. de C.V. and Consultora Ibaroso, S.A. de C.V. (together as "the Offerors"), that jointly participated in a public offer to purchase up to 28,296,997 ordinary, nominative, Series B shares, without nominal value, representative of approximately 22.54% of G.Accion's capital stock, out of which the offerors acquired 28,203,024 shares, representing approximately 22.47% of the G.Accion capital subscribed and paid for, thus meeting the conditions of the Public Tender.

- According to the Offering Memorandum, the Offerors have informed the Company that the purchase price per share was US$ 0.85 per share for those shares to be sold in dollars and Ps. 9.44121 per share for those shares that will be sold in local currency, at an exchange rate of Ps. 11.1073 per dollar. In virtue of the above, the amount to be sold in dollars during the Public Purchase Offering reached US$ 14,723,829 and the amount to be sold in pesos reached Ps. 102,728,598. These amounts were paid to shareholders under the terms outlined in the Offering Memorandum.

PROPERTY PORTFOLIO

As of March 31, 2005, the Company's management portfolio grew 15%, from 7.8 million sq. ft reported in March 31, 2004 to 9.1 million sq.ft at March 31, 2005, as a result of the growth in the industrial area and the sale of some offices.

The following table provides a breakdown of the Company's industrial portfolio at March 31, 2005:


Torre Angel building

Property / Market	m²	sq. ft.	Number of Buildings
JONES LANG LASALLE			
INDUSTRIAL			
Estado de México	41,716	449,028	1
Guadalajara	66,079	711,264	4
Hermosillo	17,467	188,018	1
Cd. Juárez	96,642	1,040,244	12
Matamoros	9,936	106,950	3
Monterrey	68,996	742,667	4
Querétaro	87,306	939,754	9
Reynosa	50,650	545,192	8
Saltillo	10,425	112,214	1
Tijuana	34,382	370,084	5
Chihuahua	20,251	217,983	1
Torreón	5,970	64,260	1
Cuautitlán	12,000	129,167	1
Distrito Federal	9,745	104,894	1
TOTAL JLL	**531,565**	**5,721,718**	**52**
STRATEGIC ALLIANCES			
With AMB*			
Guadalajara	63,832	687,084	5
Estado de México	141,474	1,522,818	5
Distrito Federal	12,256	131,922	1
TOTAL AMB	**217,562**	**2,341,817**	**11**
With KIMCO (1)			
Cd. Juárez	21,932	236,074	1
TOTAL KIMCO	**21,932**	**236,074**	**1**
Total Strat. Alliances	**239,494**	**2,577,891**	**12**
GACCION			
OFFICES			
Estado de México	2,500	26,910	1
Distrito Federal	81,790	880,380	7
TOTAL OFFICES	**84,290**	**907,290**	**8**
COMMERCIAL CENTERS			
Centro Insurgentes**	17,166	184,773	1
La Plaza Oriente	478	5,143	1
Pabellón Altavista	3,385	36,433	1
TOTAL COMMERCIAL	**21,029**	**226,349**	**3**
TOTAL G.ACCION	**105,319**	**1,133,644**	**11**
TOTAL	**876,378**	**9,432,253**	**75**

LAND RESERVE		
Parque Opción (1ª Parte)	174 has.	430 acres
Santa Fe V (Reserva)	17,791 M^2	191,500 SqFt
Santa Fe VI (Reserva)	4,831 M^2	52,000 SqFt

Note: Includes properties controlled by AMB
** G. Accion owns and manages 20% of the leasable space.
*** Includes a co-investment with AMB. G. Accion owns 10% and is in charge of its management.
(1) G. Accion owns 10% and Kimco owns 90%

The following table is a breakdown of occupancy rates by sector compared to the same period of 2004.

OCCUPANCY RATES BY SECTOR MARCH 31, 2005	
Industrial Portfolio	86 %
Office Portfolio	94 %
Commercial Portfolio	88 %
Total Portfolio of Properties	87 %

TABLE 2 – SUMMARY OF 1Q05*			
	1T05*	1T04	Cambio %
Total Occupancy Rate	87%	95%	(8%)
Total Property of Portfolio*	874,880**	739,250**	18%

* Includes Centro Insurgentes
**Figures in m^2.

TABLE 3 – WEIGHTED AVERAGE OF LEASING CONTRACTS	
	March 31, 2005
Office Portfolio	4.42 years
Industrial Portfolio	5.08 years
Commercial Portfolio	4.31 years

DEBT SUMMARY AS OF MARCH 31, 2005

The Company's long-term debt decreased 1.44% compared to the previous quarter (ended December 31, 2004), reflecting the financing required for the implementation of G.Accion's corporate strategy. G.Accion's properties are able to service their debt while maintaining an attractive yield.

G.Accion's debt is tied to a specific property and its corresponding lease agreements. During the first 3 months of 2005, the net interest coverage ratio was 1.83x, reflecting G.Accion's ability to meet its financial obligations. As of March 31, 2005, the weighted average cost of all bank debt was 7.55%, taking into account the rate at March 31, 2005.

Table 4 - Debt (Figures as of March 31, 2005)

Institution	Currency	Capital
GE Capital	US $	67,313,372
Inverlat	US $	3,040,835
Banorte	US $	7,889,198
Total Debt (US$)		**78,243,405**

Institution	Currency	Capital
Bancomer	Mx. Ps.	13,975,595

Bridge Loan for the development of the housing sector (short-term)

Institution	Currency	Capital
Bancomer	Mx. Ps.	56,482,268
Santander	Mx. Ps.	12,031,590
Total Deuda (Mx. Ps.$)		**68,513,858**

Through G.Accion's strategic partnership with AMB, whereby Accion has a 10% interest, the following long-term debt has been assumed:

Institution	Currency	Capital
GE Capital	US $	16,197,065*

*G. Accion has a 10% interest

ABOUT THE COMPANY

G. Accion is the leading public real estate company in Mexico, overseeing an extensive property portfolio of industrial, retail, corporate office and housing properties. Its mission is to be the primary vehicle to allocate institutional capital to the real estate sector in Mexico, providing real estate need-based solutions to domestic and international clients through acquisition and development, as well as current market requirements across various market niches in the real estate sector.

****

Statements included in this report regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations in the market, general economic performance of the home country ad industry and international markets; therefore they are subject to change.

INCOME STATEMENT

	First Quarter		
	31-Mar-05 US$ 000's*	31-Mar-05 Ps. 000's	31-Mar-04 Ps. 000's
Operating Income			
Leasing Revenues	3,477	38,769	131,221
Sale of developed properties	3,309	36,895	18,576
Services to third parties	2,356	26,273	25,174
Sale of Industrial Property and sale of shares	0	-	-
Total Revenues	9,142	**101,937**	**174,971**
Costs			
Leasing			
Real estate tax	431	4,808	13,347
Maintenance	225	2,513	1,633
Other	65	728	2,798
Subtotal leasing	722	8,049	17,778
Developed property	3,189	35,560	12,862
Services to third parties	1,115	12,434	16,732
Sale of Industrial Properties	0	-	-
Total costs	5,026	56,043	47,372
Gross Income	4,116	**45,894**	**127,599**
Operating Expenses			
Administrative expenses	1,174	13,092	15,036
Selling expenses	0		-
EBITDA	2,942	**32,802**	**112,563**
Depreciation	1,546	17,240	29,264
Amortization	264	2,944	6,862
Operating Income		0	-
	1,132	**12,618**	**76,437**
Integral Cost of Financing			
Interest Expense	1,847	20,592	83,432
Interest Income	(236)	(2,629)	(1,050)
Exchange income, net	279	3,115	(38,562)
Gain on monetary position	(199)	(2,218)	(51,232)
	1,691	**18,860**	**(7,413)**
Other income	(352)	(3,923)	(6,197)
Income (loss) before provisions for taxes	(208)	**(2,319)**	**90,047**
Provisions:			
Income taxes	0	-	-
Deferred taxes	0	-	25,124
Asset tax	761	8,488	7,293
Income (loss) before equity in results of affiliates	(969)	**(10,807)**	**57,630**
Equity in income (loss) from affiliated companies	337	3,753	1,435
Net (loss) income apllicable to minority stockholders	244	2,725	(3,760)
Net (loss) income	(388)	**(4,329)**	**55,305**

Average exchange rate US$ 1.00 = Ps. 11.15

BALANCE SHEET

	For the period ended March 31, 2005		
	2005 (US$ thousands)	2005 (Ps. thousands)	4Q04 (Ps. thousands)
ASSETS			
Current Assests:			
Cash and cash equivalents	16,639	183,024	184,140
Accounts receivable, net	18,825	207,074	208,337
Receivables from related parties	6,231	68,544	68,962
Housing Inventories	27,893	306,827	308,698
Prepaid expenses	2,214	24,358	24,507
Total Current Assets	**71,802**	**789,827**	**794,644**
Fixed Assets			
Investments in shares of affiliated companies	4,564	50,208	50,514
Trusts	1,758	19,342	19,460
Property held for lease, net	148,201	1,630,210	1,640,155
Building and equipment, net	11,495	126,447	127,219
Other Assets	6,319	69,509	69,933
Prepaid tax	14,645	161,097	162,079
TOTAL ASSETS	**258,785**	**2,848,640**	**2,864,004**
LIABILITIES			
Current Liabilities:			
Bank loans and current portfolio of LT debt	6,660	75,255	74,421
Other accounts payable and acurred liabilities	12,841	145,099	189,552
Affiliates	13,866	156,681	48,379
Guaranty deposits	5,466	61,761	62,059
Income tax payable	-	-	
Leasing liabilities	7,279	82,255	87,048
Total Current Liabilities	**46,111**	**521,051**	**461,459**
Long - Term Liabilities:			
Long - term debt	88,105	995,588	1,010,114
Differred income tax	11,065	125,030	116,600
Convertibles Peabody	0	-	0
TOTAL LIABILITIES	**145,280**	**1,641,669**	**1,588,173**
Common stock	5,058	57,154	57,503
Restatement	14,411	162,841	162,493
Additional paid-in capital	93,906	1,061,140	1,061,140
Rev para recompra de acciones	12,102	133,119	
Income (loss) of period	(1,047)	(11,835)	121,343
Accumulated losses	(16,994)	(192,029)	(197,636)
Cumulative restatement effect	6,196	70,012	70,012
Cumulative deferred income tax	0		
Minority interest	6,744	76,208	977
Conversion			
TOTAL STOCKHOLDERS´ EQUITY	**120,375**	**1,356,610**	**1,275,832**
TOTAL LIABILITIES AND STOCKHOLDERS´ EQUITY	**266,656**	**2,998,279**	**2,864,005**

Exchange rate using for Assets was US$ 1.00 = MXP $11.00

Exchange rate using for Liabilities was US$ 1.00 = MXP $11.30